UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Independent Directors

Mr. Ahmad Khalfan Ahmad Saeed Almansoori, an independent director of Color Star Technology Co., Ltd. (the “Company”), the chairman of the compensation committee (the “Compensation Committee”) of the board of directors of the Company (the “Board”), and a member of the corporate governance & nominating committee (the “Nominating Committee”) and the audit committee (the “Audit Committee”) of the Board, notified the Company of his resignation as a director for personal reasons, effective December 23, 2024. Mr. Almansoori’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on December 23, 2024, the board of directors of the Company appointed Mr. Shaikh Humaid Abdulla Rashed Ahmed Almualla as an independent director of the Board, the chairman of the Compensation Committee of Board, and a member of the Nominating Committee and the Audit Committee of the Board, to fill the vacancies created by Mr. Almansoori’s resignation. The biographical information of Mr. Almualla is set forth below.

In June 2023, Mr. Almualla founded the UAE Royal HH Investment Fund where he serves as the Investment Manager. Mr. Almualla is also the founder of the UAE China Friendship Association. Mr. Almualla earned his bachelor’s degree in business administration from UAE Royal School in September 2020.

Mr. Shaikh Humaid Abdulla Rashed Ahmed Almualla does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Shaikh Humaid Abdulla Rashed Ahmed Almualla entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits.

Exhibit No.	Description
99.1	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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